bLUE WATER VACCINES, Inc.

201 E. Fifth Street, Suite 1900

Cincinnati, Ohio 45202

March 14, 2023

VIA EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Tim Buchmiller

Re:	Blue Water Vaccines, Inc.

Registration Statement on Form S-3

Originally Filed March 9, 2023

File No. 333- 270383

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blue Water Vaccines, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on Thursday, March 16, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Joseph Hernandez
Joseph Hernandez
Chief Executive Officer